Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The Procter & Gamble Company
Commission File No.: 001-00434

Folgers Transaction Summary

• Smucker to merge The Procter & Gamble Company’s Folgers business into the Company
• Net sales for year ended June 30, 2007 of $1.6 billion
• Brands:
• Folgers
Folgers Business	• Millstone • Manufacturing locations:
Summary	• New Orleans, Louisiana
• Kansas City, Missouri
• Sherman, Texas • 1,250 employees

• Aligned with Smucker strategy of owning and marketing number one brands
• Folgers brand will be 10th number one brand
Strategic Rationale	• Organizational size and scale will benefit all of the Smucker businesses
• Transaction is expected to be accretive beginning in the first full year
• Transaction will result in increased cash flow and a stronger balance sheet
• Financially compelling to both parties

• Reverse Morris Trust
• Tax-free transaction
Transaction	• P&G shareholders will receive 53.5% ownership position in Smucker
Fundamentals	• Smucker shareholders as of the record date will receive a one-time special dividend of $5 per share • Assumption of $350 million of Folgers debt

Approvals	• Smucker shareholders
Required	• Federal Trade Commission

Expected Closing	• Fourth quarter of calendar 2008

Folgers Transaction Summary
Additional Information
In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement with the SEC, which will include Smucker’s proxy statement/prospectus. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, or by contacting The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838.
Smucker, P&G, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Smucker and P&G may be found in their most recent Annual Reports on Form 10-K and definitive proxy statements for their most recent annual meetings of shareholders filed with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available. Smucker documents can be obtained free of charge from the sources indicated above. P&G documents are available free of charge on the SEC’s website and also may be obtained by contacting The Procter & Gamble Company, Shareholder Services Department, PO Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
The J. M. Smucker Company Forward Looking Information
This document contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, the ability to obtain regulatory and shareholders’ approval without unexpected delays or conditions, integration of the merged businesses in a timely and cost effective manner, retention of supplier and customer relationships and key employees, the ability to achieve synergies and cost savings in the amounts and within the time frames currently anticipated, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect Smucker are detailed from time to time in reports filed by Smucker with the SEC, including Forms 10-Q, 10-K and 8-K.